Filed by ACI Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: S1 Corporation

Commission File No.: 000-24931

ACI Employee Letter

Earlier this morning, ACI announced an agreement to acquire S1 in a cash and stock transaction that will create a full-service global leader of financial and payments solutions. We are very pleased to have reached this agreement with S1 and are confident that together we will have enhanced scale, breadth and additional capabilities to serve customers more effectively in the global marketplace.

This transaction is a compelling strategic and financial opportunity for our Company – in fact, it is the biggest in our history. The acquisition supports our four strategic goals as we continue to focus on the creation of a great company:

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Achieving Substantial Growth. S1’s success with a range of financial institutions and retailers, as well as its global capabilities, are highly complementary to ACI’s products and will expand ACI’s ability to address both emerging and developed payments markets. In addition, our combined company will remain financially strong and flexible in order to support long-term growth.

Importantly, this transaction moves us closer to our long stated goal of achieving $1 billion in revenue. However, there is a lot that needs to be done to achieve this and we are counting on you to help lead us forward.

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Market Leadership. Together with S1, ACI will be a full-service global leader of financial and payments solutions with significant domain expertise. We will leverage the significant expertise of our combined organization to inspire innovation in the payments market.

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Fostering Employee Engagement Through Opportunity. The key to the success of our business has been – and will continue to be – you, our valued employees. We believe this transaction will result in enhanced opportunities for many employees from both ACI and S1. Our increased scale will allow us to have more effective management, in particular in locations where we have historically had few employees. I look forward to working with you and, following the closing, our new colleagues from S1, as we move forward as a more diversified company that is strongly positioned in a wide range of markets.

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Focus on Customer Loyalty. Our focus on customer satisfaction continues to be our top priority. We have shown significant improvement with successes in improved systems quality, services delivery and improvements in our Help24 support. This acquisition greatly enhances our ability to serve our customers to drive loyalty through a richer customer experience.

Integration Process

As in any transaction of this size, we anticipate the integration process will require considerable time and the dedication of the management and employees of both ACI and S1. Many of the key decisions about how we will integrate ACI and S1 have not yet been made; however, we intend to create an integration team, which will be comprised of employees of both companies to oversee these efforts.

Until the transaction is completed, however, ACI and S1 will remain separate companies, and it is business as usual for all of us. We ask that you not discuss any specific sales opportunities or RFP’s with employees of S1. In addition, please do not speculate or comment on the closing of the transaction, or what decisions may be made regarding the products, employees or services of either ACI or S1 following the closing.

We are counting on you to remain focused: our four P&L structure will remain the same and P&L leaders should continue executing on our 2011 operating plan as we build, sell, service and support the best payments solutions in the market. As we’ve said throughout this process, we remain as committed as ever to deliver against our current product roadmaps.

Next Steps

We plan to close the transaction in the fourth quarter of 2011, subject to the satisfaction of customary closing conditions and approval from regulators. In the meantime, we will make every effort to keep you updated on developments and progress throughout the process.

We hope you share our enthusiasm about this exciting transaction. We want to thank all of you for your hard work and support over the last several months, and ask that you continue to provide our customers with the same great service that they have come to expect from ACI. For additional information on today’s announcement, please visit the IR section of our website at www.aciworldwide.com/investorrelations.

Finally, we anticipate that today’s announcement will likely generate increased interest from the media and other third parties. As always, if you receive any external inquiries about this transaction, please notify Scott Fitzgerald at Scott.Fitzgerald@aciworldwide.com.

On behalf of the Board and management team, I thank you again for your ongoing commitment to ACI.

Sincerely,

Phil

Forward-Looking Statements

This communication contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, the following: (1) that a transaction between ACI and S1 may not be completed on a timely basis and on favorable terms, (2) negative effects on ACI’s business or S1’s business resulting from the pendency of the proposed transaction, (3) that ACI may not achieve the synergies and other expected benefits within the expected time or in the amounts it anticipates, and (4) that ACI may not be able to promptly and effectively integrate the merged businesses. Other factors that could materially affect ACI’s and S1’s respective businesses and actual results of operations are discussed in their most recent Annual Reports on Form 10-K, as well as other filings with the SEC, available on the SEC’s website located at www.sec.gov.

Available Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ACI has filed with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and will file an amendment to it by October 13, 2011, to reflect the agreement announced today. S1 will file an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statement, prospectus and other documents filed with the SEC by ACI and S1 through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706. Free copies of the documents filed by S1 with the SEC with respect to the exchange offer may be obtained by contacting S1’s Investor Relations at (404) 923-3500 or by accessing S1’s investor relations website at www.s1.com.